UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2019.

Commission File Number: 000-31815

HYDROGENICS CORPORATION - CORPORATION HYDROGENIQUE

(Translation of registrant's name into English)

220 Admiral Boulevard, Mississauga, Ontario, L5T 2N6

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ ]      Form 40-F [x]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

EXHIBIT LIST

Exhibit	Description

99.1	Hydrogenics Corporation - Form of Proxy
99.2	Management Proxy Circular
99.3	Hydrogenics Corporation 2018 Annual Report

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HYDROGENICS CORPORATION - CORPORATION HYDROGENIQUE
Date: April 10, 2019	By:	/s/ Marc Beisheim Name: Marc Beisheim Title: Chief Financial Officer